Filed November 27, 2001

                                File No. 70-09569

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                    FORM U-1

                             APPLICATION/DECLARATION

                         POST-EFFECTIVE AMENDMENT NO. 4

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

    (Name of company filing this statement and address of principle executive offices)

                             Energy East Corporation

                 (Name of top registered holding company parent)

                                 Robert D. Kump
                          Vice President and Treasurer
                             Energy East Corporation
                                  P.O. Box 3287
                             Ithaca, New York 14852

                     (Name and address of agent for service)

The Commission is requested to send copies of all orders, notices, and communications to:

     Adam  Wenner                          Frank  Lee
     Vinson  &  Elkins  L.L.P.             Huber  Lawrence  &  Abell
     The  Willard  Office  Building        605  Third  Avenue
     1455  Pennsylvania  Avenue,  NW       New  York,  New  York  10158
     Washington,  DC  20004-1008           Telephone:  (212)  455-5515
     Telephone:  (202)  639-6533           Facsimile:  (212)  661-5759
     Facsimile:  (202)  639-6604           Email:  flee@huberlaw.com
     Email:  awenner@velaw.com

                              INFORMATION REQUIRED

ITEM  1.    DESCRIPTION  OF  REQUEST

     A.     Introduction
            ------------

     This post-effective amendment seeks authorization by the Securities and Exchange Commission ("Commission") of the retention of certain real estate owned by Union Water-Power Company ("UWP").(1)

     B.     Description  of  the  Request  for  Authorization
            -------------------------------------------------

     On August 31, 2000, the Commission issued an "Order Authorizing Acquisition of Public-Utility Holding Companies,"(2) in which it authorized Energy East Corporation ("Energy East") to acquire all of the issued and outstanding common stock of CMP Group, Inc. ("CMP Group"), CTG Resources, Inc., and Berkshire Energy Resources (the "Energy East Order"). Following the issuance of the Energy East Order, on September 1, 2000, Energy East registered as a public utility holding company under Section 5 of the Public Utility Holding Company Act, as amended ("Act").

     Exhibit H-5 to Energy East's Amendment No. 5 to Form U-1 (the "Application") describes the business activities of non-utility subsidiaries of Energy East. Section E.2 of Exhibit H-5 describes the activities of UWP, a wholly owned subsidiary of CMP Group.(3) Among other activities, UWP owns unimproved land acquired from surplus land owned by Central Maine Power Company ("Central Maine Power"). In addition, UWP owns improved real estate, which is leased to commercial tenants within Central Maine Power's service area, as well as office space that is leased to the State of Maine Department of Human Services and to commercial tenants. Applicants requested that the Commission reserve jurisdiction for nine months, pending completion of the record, over the retainability of UWP's ownership of this real estate. The Commission granted this request in the Energy East Order.(4)

     Subsequent to the Energy East Order, Energy East personnel have been substantially involved in the proposed acquisition of RGS Energy Group, Inc., which involves, among other things, requests for regulatory approvals from this Commission, the New York Public Service Commission, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission. On July 10, 2001, Energy East requested that the Commission (1) extend from May 31, 2001, until


------------------------
(1) On July 10, 2001, Energy East filed Post-Effective Amendment No. 3, requesting that the Commission extend its retention of jurisdiction over this issue until November 30, 2001.

(2) Energy East Corp., et al., Holding Co. Act Release No. 35-27224 (August 31, 2000) (the "Energy East Order").

(3) As noted therein, UnionLand Services is the utility-related real estate development business division of UWP. As clarified in Applicants'
Post-Effective  Amendment  No.  3,  UWP  owns  the  real  estate  in  question.

(4)    Energy East Order, slip op. at 34.

November 30, 2001, the deadline to comply with its commitment to complete the record and (2) continue to reserve jurisdiction. On July 12, 2001, the Commission granted Energy East's request.(5)

     C.     Description  of  Energy  East
            -----------------------------

     Energy East currently is a registered public utility holding company, and neither owns nor operates any physical properties. Through its subsidiaries, Energy East is an energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire, and Pennsylvania, serving approximately 1,410,000 electricity customers and 616,000 natural gas customers in a service territory covering approximately 33,000 square miles. In 2000, approximately 68% of Energy East's operating revenue was derived from electricity deliveries, while approximately 26% of its operating revenue was derived from natural gas deliveries.

     On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG"). On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation ("Connecticut Energy"), and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. ("CTG Resources") and Berkshire Energy Resources ("Berkshire Energy").

     On June 20, 2001, Energy East and RGS Energy Group, Inc. ("RGS") filed an Application/Declaration with the Commission seeking approvals relating to the proposed combination of Energy East with RGS, pursuant to which RGS will become a direct subsidiary of Energy East.

     Energy East holds direct or indirect interests in eight public utility companies, each of which is wholly owned by companies within the Energy East system unless otherwise noted: (1) NYSEG; (2) Central Maine Power; (3) Maine Electric Power Company, Inc. ("MEPCo") (78.3% voting interest held by Central Maine Power); (4) NORVARCO (50% partnership interest in Chester SVC Partnership, an electric utility company under the Act); (5) Maine Natural Gas Company; (6) Connecticut Natural Gas Corporation; (7) The Berkshire Gas Company; and (8) The Southern Connecticut Gas Company.

     Energy East has corporate offices in New York and Maine, and its principal executive offices are located at P.O. Box 12904, Albany, New York.

ITEM  2.     FEES,  COMMISSIONS,  AND  EXPENSES

     The estimated fees and expenses to be paid or incurred by Energy East directly or indirectly, in connection with the requested relief are:

     Legal  Costs                            $  10,000

     Miscellaneous  Costs                    $   2,000

     Total                                   $  12,000


-----------------------
5    Energy  East  Corporation,  Holding  Co. Act Release No. 35-27425 (July 12,
2001).

ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     The following section of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the requested relief:

     Section  11(b):  Retention by Energy East of non-utility businesses of UWP.

     To the extent that other sections of the Act are deemed applicable to this application, such sections should be considered to be set forth in this Item 3.

     Rules 53 and 54:(6) Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an "exempt wholesale generator" ("EWG"), or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b),  and  (c)  are  satisfied.  These  standards  are  met.

     Rule  53(a)(1):  Rule  53(a)(1)  limits  a  registered  holding  company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." As of September 30, 2001, Energy East's "aggregate investment" in EWGs and FUCOs was approximately $25 million, or approximately 0.03 percent of Energy East's "consolidated retained earnings" at September 30, 2001 (approximately $959 million).

     Rule 53(a)(2): Energy East has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): As required by Rule 53(a)(3), no more than 2 percent of the employees of NYSEG, The Southern Connecticut Gas Company, Maine Natural Gas Company, Central Maine Power Company, MEPCo, NORVARCO, Connecticut Natural Gas Corporation and The Berkshire Gas Company will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


-------------------------
(6)    17  C.F.R. Sec. 250.53  and  250.54  (2001).

      If the Commission considers Energy East's request to require any authorization approval or exemption under any section of the Act or any rule or resolution other than cited above, such authorization, approval, or exemption is hereby requested.

     A.     Legal  Analysis
            ---------------

     Section 11(b)(1) of the Act limits the non-utility interests of a registered public utility holding company. Specifically,

     The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.(7)

The Commission has historically interpreted Section 11(b)(1) to require an operating or "functional" relationship between the utility operations of the holding company and its non-utility operations.(8)

     As discussed below, Energy East seeks to retain certain of UWP's real estate interests pursuant to Commission precedent that has found similar non-utility real estate interests functionally-related to the holding company's utility operations. Additionally, Energy East plans to divest certain of UWP's real estate assets and seeks Commission authorization of a reasonable time period in which to sell those assets as described below.

          1.     Retention  of  Certain  UWP  Real  Estate  Interests

     Energy East seeks to retain the following real estate interests, each of which is wholly owned by UWP. As described below, UWP has purchased the first six of the seven properties over the past 123 years to support the generation of hydroelectric power at hydroelectric properties that have since been sold to Florida Power & Light Company ("FPL") as part of the state-mandated divestiture of electric generation assets by CMP Group.

     (a)     Errol,  New  Hampshire

     UWP owns a 600 acre parcel of land in Errol, New Hampshire. UWP currently leases portions of the land to cottage owners for approximately $15,595 in annual income. Other portions of the land are leased for commercial and recreational uses, including the lease of boat slips on the waterfront property. Most of the land is undeveloped woodland.

     (b)     Upper  Dam

     UWP owns a 129 acre parcel of land, which includes 27 camp lot leases and one camp compound. The land generates $53,250 in annual income.

-------------------------------
(7)    15 U.S.C. Sec. 79k(b)(1).

(8)    See  North  American  Co. v. SEC, 133 F.2d 148, 152-153 (2nd  Cir. 1943),
aff'd on constitutional grounds, 327 U.S. 686, 66 S.Ct. 785 (1946). See also Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913, 917 (D.C. Cir. 1971).

     (c)     Middle  Dam

     UWP owns a 360 acre parcel of land, which it leases for recreational purposes with an annual income of $11,770.

     (d)     Rangeley  (Oquossoc)

     UWP owns a 35 acre parcel of land located on a stream, which is subject to 9 leases, one of which is to a salmon hatchery. The annual income is about $51,180.

     (e)     Kennebago,  Maine

     UWP owns a 395 acre parcel of land, which is subject to ten recreational leases, with an annual income of $26,425.

     (f)     Auburn,  Maine

     UWP owns an isolated, approximately 12,000 square feet parcel of land associated with a previously owned hydroelectric dam and which currently has no value.

     (g)     Canco  Road,  Portland

     UWP owns a 13 acre parcel of land on Canco Road in Portland, Maine, which currently is a vacant lot. Energy East intends to use the land to expand a Central Maine Power service facility.

     Each of the aforementioned interests is retainable pursuant to Commission precedent. The Commission has previously authorized the retention of non-utility subsidiaries engaging in real estate activities or the formation of non-utility subsidiaries to manage real estate portfolios, market excess or unwanted real estate, and facilitate the exploitation of resources on or in such real estate interests.(9) Moreover, with respect to properties (a) through (f) above, the Commission has authorized subsidiaries of registered holding companies to retain and lease property originally acquired in connection with electric facilities for activities such as public recreation, agricultural uses, and extraction of resources.(10) Similarly, property (g) listed above is retainable, as the Commission has allowed subsidiaries of holding companies to hold real property for use in public utility operations.(11) As each of the real estate interests that Energy East proposes to retain is consistent with Commission precedent, the Commission should approve retention of such interests.

----------------------------
(9) See, e.g., Dominion Resources, Inc., Holding Co. Act Release No. 35-27406 (May 24, 2001); New Century Energies, Inc., Holding Co. Act Release No. 35-27212 (August 16, 2000); WPL Holdings, Inc., et al., Holding Co. Act Release No. 35-26856 (April 14, 1998); Allegheny Power System, Inc., Holding Co. Act Release No. 35-26401 (October 27, 1995).

(10) See Pennsylvania Electric Company, Holding Co. Act Release No. 35-24716 (September 15, 1998) (approving lease of unused tracts of land and buildings to third parties for agricultural uses, recreational purposes, extraction of resources, and alternative uses of buildings); New Century Energies, Inc., Holding Co. Act Release No. 35-27212 (August 16, 2000); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998) (authorizing retention of real estate acquired for an intended utility purpose that has ceased to exist).

(11) See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) (citing UNITIL Corp., Holding Co. Act Release No. 35-25524
(April  24,  1992)).

          2.     Divestiture  of  Certain  UWP  Real  Estate  Interests

     Energy East seeks to divest the following real estate interests that are currently wholly owned by UWP.

     (a)     Downtown  Lewiston

     UWP owns two buildings in downtown Lewiston, Maine, the "Sign Shop" and the "Dorler Building," that were associated with a previously divested dam.

     (b)     Portland  Road,  Saco

     UWP owns a 2.3 acre parcel of land on Portland Road, in Saco, Maine, which is currently leased to Maine Homecrafters. Annual lease income is $25,000.

     (c)     Department  of  Human  Services,  Ellsworth

     UWP owns a building located in Ellsworth, Maine, currently leased to the State of Maine, Department of Human Services for $215,000 annually.

     (d)     Anthony  Avenue,  Augusta

     UWP owns a 4.9 acre parcel of land on Anthony Avenue in Augusta, Maine, which is currently leased to Adelphia Cable for $186,000 annually.

     (e)     Foden  Road,  South  Portland

     UWP owns a 1.5 acre parcel of land on Foden Road in South Portland, Maine, including an office and warehouse, all leased to Fairchild Instruments for $56,000 annually.

     (f)     Rand  Road,  Portland

     UWP owns a 27.38 acre parcel of surplus land purchased from Central Maine Power in a like-kind transaction. Central Maine Power initially purchased the land for use in its utility operations. The land is currently vacant.

     Energy East proposes a reasonable time period of two (2) years from the date of the Commission's order concerning this application during which it will divest each of the above real estate interests. Such time period is consistent with Commission precedent.(12) Thus, Energy East seeks Commission approval of its plan to divest such interests.

ITEM  4.     REGULATORY  APPROVAL

     No other regulatory approvals are required with respect to the requested relief.

---------------------------
(12) See, e.g., PowerGen plc, et al., Holding Co. Act Release No. 35-27291 (December 6, 2000); Keyspan Corporation, et al., Holding Co. Act Release No. 35-27271 (November 7, 2000); Exelon Corporation, Holding Co. Act Release No.
35-27256  (October  19,  2000).

ITEM  5.     PROCEDURE

     Energy East requests that the Commission promptly issue an order authorizing Energy East's retention of certain real estate interests owned by UWP, as specified above, and approving a two-year time period during which Energy East will divest certain enumerated real estate interests.

ITEM  6.    EXHIBITS  AND  FINANCIAL  STATEMENTS

     A.     Exhibits
            --------

     Not  applicable.

     B.     Financial  Statements
            ---------------------

     Not  applicable.

ITEM  7.    INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     Not  applicable.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Energy  East  Corporation


November 27, 2001
                                       ------------------------------------
                                       By:  /s/  Robert  D.  Kump
                                       Vice  President  and  Treasurer